Exhibit 12

NCO Group, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	For the Three Months Ended
	March 31,
	2009(1)		2008(1)
Earnings:
Add:
Loss before income taxes and noncontrolling interest	$(3,825)		$(12,805)
Fixed charges	28,688		27,397
Amortization of capitalized interest	3		3
	24,866		14,595
Subtract:
Distributions to noncontrolling interest holders	2,317		3,347
	2,317		3,347
Earnings	$22,549		$11,248

Fixed Charges:
Interest expense	$23,110		$22,407
Portion of rentals deemed to be interest	5,578		4,990
	$28,688		$27,397

Ratio of earnings to fixed charges	0.8	x	0.4	x

(1)           For the three months ended March 31, 2009 and 2008, the Company’s ratio of earnings to fixed charges indicated a less than one-to-one coverage. The deficiency was a result of earnings that were $6.1 million and $16.1 million, respectively, less than fixed charges.